EXHIBIT 99.1

NEWS RELEASE DATED APRIL 12, 2011

MILL CITY GOLD CORP. OPTIONS MOUNT HINTON PROPERTY FROM ROCKHAVEN RESOURCES LTD

April 12, 2011 – Mill City Gold Corp. (TSX-V:MC) ("Mill City" and/or the “Company”) announces that it has entered into an option agreement with Rockhaven Resources Ltd. (TSX-V:RK) ("Rockhaven"), under which  Mill City has been granted the  right to acquire a 100% interest in the Mount Hinton property.  The property is located in the Keno Hill mining camp in central Yukon Territory and hosts gold-silver-lead mineralization within steeply dipping vein structures.

Under the terms of the agreement, Mill City can exercise the option by: (i) paying Rockhaven a cash payment of $200,000 and issuing to Rockhaven that number of Mill City shares equal to 19.9% of issued Mill City common shares immediately upon regulatory approval; and (ii) making staged cash payments totaling $4.96 million by December 31, 2014, half of which can be paid by the issuance of Mill City shares. The option agreement is subject to the approval of the TSX Venture Exchange.

Rockhaven has retained a 2% net smelter return royalty in any commercial production of precious and base metals from the property.  During the option exercise period, Rockhaven also has the optional right to maintain its 19.9% shareholding by participating in Mill City equity financings.

The Mount Hinton property is directly accessible by a 10 km all-weather road from Keno City and consists of two claim blocks that total 400 mineral claims and covers 82 sq km.  The Yukon’s hydroelectric power grid extends to Alexco Resource Corp.’s Bellekeno deposit, which is located 3 km north of the Mount Hinton claim block and lies along a road system that accesses the northern part of the Mount Hinton property.

The Mount Hinton property is situated within the eastern part of the Keno Hill mining camp, a district that hosts more than 35 individual mines and is historically Canada’s second largest primary silver producer.  Although silver mineralization is found in veins on the Mount Hinton property, gold is the most significant component in many of the 72 bedrock showings and float occurrences that have been discovered on the property by previous operators.  Creeks draining the property have yielded significant placer gold production and are still being mined.

The three main targets on the property include the #5 Vein, Granite Creek Basin and the #1 Vein.  The results from historical work are described below and maps are posted on Mill City’s website.

The #5 Vein is located in the south-central part of the property.  Historical work included percussion drilling and excavator trenching within a 100 by 600 m area at the top of a ridge where the vein is exposed at surface.  This work identified a 20 m wide structural zone hosting anomalous gold and silver mineralization.  The 2010 work by Rockhaven outlined a soil geochemical anomaly that extends 1080 m southwest along strike from the vein exposure in a previously unexplored part of the property.  This anomaly is 25 to 100 m wide and features strongly elevated gold (10 to 171 ppb), arsenic (31 to 681 ppm), silver (0.2 to 4.1 ppm), and antimony (4 to 61 ppm) values.  Geological mapping and prospecting indicate that the anomaly is associated with brittle rock units, which are particularly favourable for vein development.

The Granite Creek Basin target is situated in a valley immediately northeast of the #5 Vein.  This target was originally identified in 1965 when silt samples taken from the valley during a district-wide geochemistry program conducted by the Geological Survey of Canada returned the strongest gold-in-silt anomalies within the Keno Hill mining camp.  Despite these very encouraging results, no systematic exploration has been conducted at this target.  Auger soil sampling conducted by Rockhaven in 2010 identified a 500 by 600 m soil geochemical anomaly within which 40% of the samples yielded strongly anomalous values between 50 and 3310 ppb (0.05 to 3.31 g/t) gold.

The #1 Vein is located in the eastern part of the property about 4 km northeast of the #5 Vein.  Historical work at the #1 Vein consisted of four excavator trenches and two diamond drill holes. Reinterpretation of the geology indicates the holes tested a bedding plane fault, not one of the transverse vein structures which are known to host the most significant vein occurrences in the Keno Hill mining camp.  Prospecting by United Keno Hill Mines in 1966 at the #1 Vein discovered galena float boulders grading 30,822 g/t (or 899 oz/ton) silver and 14,400 g/t (or 420 oz/ton) silver.  The source of this material has never been located.  The best soil sample from Rockhaven’s 2010 work on this target was collected 600 m northeast of the drill area along the projected trace of the vein structure.  It returned 93.2 ppm silver and 1185 ppm lead.

Mill City’s 2011 exploration plans for the Mount Hinton property will consist of a comprehensive excavator trenching program followed up with diamond drilling of priority targets.

The technical information in this news release has been reviewed by Robert C. Carne, M.Sc., P.Geo., President of Rockhaven Resources Ltd. and a qualified person for the purpose of National Instrument 43-101.

For additional information concerning Mill City Gold Corp. or its various exploration projects please visit the Company’s website at www.millcitygold.com or contact:

James R. Brown, President
Mill City Gold Corp.
T: 403-640-0110
jim.brown@millcitygold.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE: This news release includes certain "forward-looking statements".  Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Mill City are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Factors that could cause actual results to differ materially from those expected by Mill City are those risks described herein and from time to time, in the filings made by Mill City with Canadian securities regulators. Those filings can be found on the Internet at http://www.sedar.com.